

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2011

Via Email
Ms. Lynda R. Keeton-Cardno
Principal Financial Officer
Tara Minerals Corp.
2162 Acorn Court
Wheaton, Illinois 60189

> **Re: Tara Minerals Corp.**
> **Form 10-K**
> **Filed April 15, 2011**
> **File No. 333-143512**

Dear Ms. Keeton-Cardno:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Consolidated Balance Sheets

1. We note from the Company's consolidated balance sheets and from the disclosures included in Note 2 that approximately $8.1 million or approximately 69% of the Company's assets consist of property plant and equipment including investments in mining concessions. Given that the Company has not generated any material amount of revenues in the most recent fiscal year or subsequent interim period, or since its inception, and has generated significant net losses during all periods presented in the Company's financial statements, please explain in detail how the Company evaluated its long-lived assets for impairment pursuant to the guidance outlined in ASC 360-10-35. As part of your response and your revised disclosure, please explain both the method and significant assumptions used in your most recent impairment analysis and provide us with the detailed results of this analysis for each of your material long-lived assets and mining

concessions. Your response should also explain in detail the basis and rationale for any revenue projections used in your impairment analysis. Please note that absent recent contracts or other arrangements that are expected to result in substantial revenues in the near future, we would expect the Company to consider recognizing impairment charges with regard to its long-lived assets in its financial statements pursuant to the guidance in ASC 360-10-35.

Note 4. Income Taxes, page 35

2. We note that you have an income tax benefit recorded for the year ended December 31, 2010 which is equal to the net deferred tax asset recorded during 2010. Please explain to us in detail why there was no income tax benefit or provision for the year ended December 31, 2009 and why you believe it was appropriate to record a deferred tax asset at December 31, 2010. As part of your response, please tell us the nature of any changes in circumstances that resulted subsequent to December 31, 2009 that resulted in the recognition of a deferred tax asset. Also, please explain in detail why you believe it is more likely than not that your deferred tax assets will be realized given the Company's lack of material revenues and your history of operating losses. As noted in ASC 740-10-30, forming a conclusion that a valuation allowance is not needed is difficult when there are cumulative losses in recent years such as in your circumstances. Please note that absent substantive evidence that indicates you will generate a material amount of revenues and net earnings in the upcoming period, it appears a full valuation allowance should be provided with respect to your deferred tax asset. Please advise or revise as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief